August 27, 2009

Re:	MSC.Software Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 21, 2009
File No. 001-08722

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Evan S. Jacobson
Maryse Mills-Apenteng

Gentlemen:

On behalf of MSC.Software Corporation (the “Company”), and in connection with the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission (the “Preliminary Proxy Statement”), we write in response to the comment letter of the Staff (the “Staff”) of the Commission on the Preliminary Proxy Statement as transmitted to the Company in a letter dated August 25, 2009. For your convenience, we have restated your comments in bold type below.

Preliminary Proxy Statement

The Merger Agreement, page 47

Representations and Warranties, page 51

1.	We note your disclosure in the first paragraph of this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

Response: The Company has modified its disclosure on page 51 of the Preliminary Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission	2	August 27, 2009

2.	In addition, we note the statement that investors “should not rely on the representations and warranties contained in the merger agreement.” This appears to assert that the merger agreement is not a disclosure document and may not be relied upon. The fact that a document the Commission has required you to include with your proxy statement is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See Release No. 34-51283. Please delete this sentence.

Response: The Company has modified its disclosure on page 51 of the Preliminary Proxy Statement in response to the Staff’s comment.

3.	Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the merger agreement:

•	Should not be viewed as providing any factual information – but you will not tell investors what factual information, if any, is the exception;

•

Are subject to qualifications and limitations by the respective parties, including exceptions and other information not necessarily reflected in the filed agreement – but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and

•	May apply a standard of materiality in a way different from what may be viewed as material to investors – but you will not tell investors which, if any, different way.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your proxy statement. Please specifically identify which representations and warranties are subject to this language or delete this language.

Response: The Company has modified its disclosure on page 51 of the Preliminary Proxy Statement in response to the Staff’s comment.

A revised draft of the proxy disclosure is enclosed.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

Securities and Exchange Commission	3	August 27, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses fully address the Staff’s concerns. If you have any questions with respect to the foregoing, please do not hesitate to contact me at (513) 686-2806. You may also contact the Company’s outside counsel, Alan Denenberg, of Davis Polk & Wardwell LLP at (650) 752-2004.

Very truly yours,

/s/ John A. Mongelluzzo
John A. Mongelluzzo

cc:	Ashfaq Munshi

MSC.Software Corporation

Alan Denenberg

Davis Polk & Wardwell LLP

William Chisholm

Maximus Holdings Inc.

Maximus Inc.

Stephen Camahort

Shearman & Sterling LLP

Cash Deposit

Pursuant to the terms of the merger agreement, on the business day prior to closing the merger, MSC will deposit $109,250,000 with the exchange agent. This cash will be used solely for purposes of paying a portion of the merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by MSC to Parent and representations and warranties made by Parent to MSC. This description of the representations and warranties is included to provide MSC’s stockholders with information regarding the terms of the merger agreement. These representations and warranties have been made for the benefit of the other party to the merger agreement, were made as of a specific date and may be subject to more recent developments, and may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. The representations and warranties in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information provided elsewhere in this proxy statement and in the documents incorporated by reference in this proxy statement. See the section entitled “Where You can Find More Information.” In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that MSC provided to Parent in connection with signing the merger agreement. While MSC does not believe that these schedules contain information required to be publicly disclosed by MSC under applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement.

In the merger agreement, MSC has made representations and warranties to Parent with respect to, among other things:

•	the due incorporation, valid existence, good standing, power and authority of MSC and its subsidiaries;

•	its corporate power and authority to enter into the merger agreement;

•	required regulatory filings, consent and approval of governmental entities;

•	absence of a breach of the charter, bylaws, law or material agreements as a result of the merger;

•	its capitalization and capital structure;

•	its ownership of all subsidiaries;

•	its SEC filings since January 1, 2008;

•	the accuracy of its financial statements;

•	the accuracy and compliance with applicable securities laws of information supplied by MSC in this proxy statement;

•	the absence of certain changes or events since December 31, 2008;

•	the absence of undisclosed material liabilities;

•	compliance with applicable laws;

•	the absence of material litigation;

•	personal and real property interests;

•	intellectual property matters;

•	tax matters;

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